SCHEDULE 13D/A

CUSIP No. 437305105	Page 1 of 12 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9
to

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

HOME PRODUCTS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

437305105

(Cusip Number)

Joseph M. Paolucci, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 466-3885

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 437305105			Page 2 of 12 Pages

1.	Name of Reporting Person: Storage Acquisition Company, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN 20-1793137

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,163 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Storage Acquisition Company, L.L.C. (“SAC”) and Joseph Gantz are parties to a Voting Agreement, dated October 28, 2004, pursuant to which SAC executed an irrevocable proxy for the benefit of Mr. Gantz. Pursuant to this agreement and proxy, Mr. Gantz has the right and ability to elect a majority of the members of the board of directors of the Issuer, all as described in the documents delivered to stockholders of the Issuer in connection with SAC’s recently completed tender offer for shares of Issuer’s Common Stock.

(2)	Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

SCHEDULE 13D/A

CUSIP No. 437305105			Page 3 of 12 Pages

1.	Name of Reporting Person: EGI-Fund (02-04) Investors, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN 40-0002819

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,163

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

SCHEDULE 13D/A

CUSIP No. 437305105			Page 4 of 12 Pages

1.	Name of Reporting Person: Joseph Gantz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,530

		8.	Shared Voting Power: 7,592,163 (1)

		9.	Sole Dispositive Power: 1,530

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,530

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Joseph Gantz and SAC are parties to a Voting Agreement, dated October 28, 2004, pursuant to which SAC executed an irrevocable proxy for the benefit of Mr. Gantz. Pursuant to this agreement and proxy, Mr. Gantz has the right and ability to elect a majority of the members of the board of directors of the Issuer, all as described in the documents delivered to stockholders of the Issuer in connection with SAC’s recently completed tender offer for shares of Issuer’s Common Stock. Mr. Gantz disclaims beneficial ownership with respect to all shares held of record by SAC, except to the extent of his pecuniary interest or dispositive power therein.

(2)	Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

SCHEDULE 13D/A

CUSIP No. 437305105			Page 5 of 12 Pages

1.	Name of Reporting Person: EGI-Managing Member (02-04), L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 40-0002816

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,163

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

SCHEDULE 13D/A

CUSIP No. 437305105			Page 6 of 12 Pages

1.	Name of Reporting Person: SZ Investments, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-4150443

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,163

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

SCHEDULE 13D/A

CUSIP No. 437305105			Page 7 of 12 Pages

1.	Name of Reporting Person: Samstock/SIT, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-6934126

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

SCHEDULE 13D/A

CUSIP No. 437305105			Page 8 of 12 Pages

1.	Name of Reporting Person: Zell General Partnership, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-3716786

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,163

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

SCHEDULE 13D/A

CUSIP No. 437305105			Page 9 of 12 Pages

1.	Name of Reporting Person: Chai Trust Company, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-6934216

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,163

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

SCHEDULE 13D/A

CUSIP No. 437305105	Page 10 of 12 Pages

Amendment No. 9 to Schedule 13D

     This Amendment No. 9 (this “Amendment”) amends and/or supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2001 (as amended through the date hereof, the “Schedule 13D”) by certain signatories hereto (the other signatories herein having been added as signatories in prior amendments). Following the filing of Amendment No. 4 to Schedule 13D with the Commission on October 22, 2004 and prior to the date of this Amendment, the signatories hereto filed, as permitted by the rules of the Commission, additional amendments to the Schedule 13D in combination with a Tender Offer Statement on Schedule TO that was filed by Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), with the Commission on November 12, 2004 (as amended through the date hereof, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares,” which term includes the associated share purchase rights issued under the Rights Agreement dated as of May 21, 1997, as amended (the “Rights Agreement”), between Home Products International, Inc. and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C. as Rights Agent), of Home Products International, Inc., a Delaware corporation (the “Issuer” or the “Company”), at a purchase price of $2.25 per Share, without interest thereon, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, as may be amended and supplemented from time to time, together constitute the “Offer”). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add to the end thereof the following:

“The total amount of funds required to purchase the 7,364,998 Shares validly tendered and accepted by Purchaser for payment in the Offer (after perfection of all tenders of Shares effected pursuant to notices of guaranteed delivery) was $16,571,245. Purchaser obtained such funds from its members in connection with capital contributions made pursuant to the Investors Agreement, as amended, prior to the Expiration Date, all as contemplated by Section 10 of the Offer to Purchase.

On December 13 and 14, 2004 the Company entered into three stock purchase agreements with Purchaser (the “Stock Purchase Agreements”) pursuant to which the Company agreed to sell to Purchaser an aggregate of 227,160 Shares to fund the Company’s substantially concurrent payments in respect of (i) the cancellation of certain stock options to purchase Shares, (ii) obligations under the Company’s 1998 Executive Incentive Plan, and (iii) FICA and Medicare obligations of the Company related to the foregoing payments. The issuance and sale of the Shares under the Stock Purchase Agreements was completed on December 14, 2004. Purchaser obtained funds for the purchase of these additional shares from its members in connection with capital contributions made pursuant to the Investors Agreement, as amended, prior to the Expiration Date, all as contemplated by Section 10 of the Offer to Purchase.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add to the end thereof the following:

“Purchaser entered into the Stock Purchase Agreements to fund the Company’s payments in respect of (i) the cancellation of certain stock options to purchase Shares, (ii) obligations under the Company’s 1998 Executive Incentive Plan, and (iii) FICA and Medicare obligations of the Company related to the foregoing payments.

SCHEDULE 13D/A

CUSIP No. 437305105	Page 11 of 12 Pages

The signatories to the Board Composition Agreement have determined that they will defer taking the steps necessary to stagger the terms of membership of the Board into three classes, as contemplated in the Board Composition Agreement, until after March 15, 2005, the date at which the termination of registration of the Shares under the Exchange Act becomes final.”

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and supplemented to add to the end thereof the following:

“As a result of (i) the expiration of the Offer and the acceptance by Purchaser of all validly tendered Shares for payment of $2.25 per Share, net to the seller in cash, without interest thereon, in accordance with the terms of the Offer, and (ii) the purchase of an additional 227,160 Shares for the purposes set forth in Item 3 above, based on information provided by Mellon Investor Services LLC, the Depositary for the Offer, as of December 15, 2004, the members of the Filing Group shared beneficial ownership of an aggregate of 7,592,163 Shares, representing an aggregate of approximately 93.1% of the outstanding Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of the Filing Group under Section 13(d) of the Exchange Act. The percentage of Shares beneficially owned described above is based upon 8,154,587 Shares outstanding as of the close of business on December 15, 2004.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 of the Schedule 13D is hereby amended and supplemented to add to the end thereof the following:

“On December 13 and 14, 2004 the Company entered into the Stock Purchase Agreements pursuant to which the Company agreed to sell to the Purchaser an aggregate of 227,160 Shares to fund the Company’s payments in respect of (i) the cancellation of certain stock options to purchase Shares, (ii) obligations under the Company’s 1998 Executive Incentive Plan, and (iii) FICA and Medicare obligations of the Company related to the foregoing payments. The issuance and sale of the Shares under these agreements was completed on December 14, 2004.”

SCHEDULE 13D/A

CUSIP No. 437305105	Page 12 of 12 Pages

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2004	STORAGE ACQUISITION COMPANY, L.L.C.
/s/ Ellen Havdala
By: Ellen Havdala
Its: Vice President

EGI-FUND (02-04) INVESTORS, L.L.C. EGI-MANAGING MEMBER (02-04), L.L.C. SZ INVESTMENTS, L.L.C. SAMSTOCK/SIT, L.L.C. ZELL GENERAL PARTNERSHIP, INC.
/s/ Donald J. Liebentritt
By: Donald J. Liebentritt
Its: Vice President

/s/ Joseph Gantz*
JOSEPH GANTZ

CHAI TRUST COMPANY, L.L.C.
/s/ Donald J. Liebentritt
By: Donald J. Liebentritt
Its: President

	*By:	STORAGE ACQUISITION COMPANY, L.L.C.
Its: Attorney-in-fact/Authorized Signatory

/s/ Ellen Havdala
By: Ellen Havdala
Its: Vice President